May 5, 2020

Black Hills Power, Inc.
7001 Mount Rushmore Road
Rapid City, South Dakota 57702

Dear Sirs/Madams:

At your request, we have read the description included in your Quarterly Report on Form 10-Q for Black Hills Power, Inc. (the Company) to the Securities and Exchange Commission for the quarter ended March 31, 2020, of the facts relating to the Company’s election to change its principle of accounting for defined benefit pension costs. Notes 1 and 6 to such financial statements contain a description of your adoption of the change for determining the market-related value of plan assets from a calculated value method to a fair value method for the liability-hedging assets in the plan assets portfolio. We believe, on the basis of the facts so set forth and other information furnished to us by appropriate officials of the Company, that the accounting change described in your Form 10-Q is to an alternative accounting principle that is preferable under the circumstances.

We have not audited any financial statements of Black Hills Power, Inc. as of any date or for any period subsequent to December 31, 2019. Therefore, we are unable to express, and we do not express, an opinion on the facts set forth in the above-mentioned Form 10-Q, on the related information furnished to us by officials of the Company, or on the financial position, results of operations, or cash flows of Black Hills Power, Inc. as of any date or for any period subsequent to December 31, 2019.

Yours truly,

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
May 5, 2020